Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 1, 2017

Re:	Building Bits Properties I, LLC

Draft Offering Statement on Form 1-A

Submitted June 22, 2017

CIK No. 0001709981

Dear Ms. McManus:

Thank you for your comments of July 21, 2017 regarding the Draft Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Part II – Offering Circular

General

1. We note that you intend to offer “up to $50,000,000 of various classes of the company’s Common Bits,” with each class of Common Bits corresponding to an individual real estate investment opportunity. We also note your disclosure that you will supplement the offering circular when additional real estate acquisition properties are identified and corresponding classes of Common Bits are added to this offering. Your offering appears to be a delayed offering and not a continuous offering under Rule 251(d)(3)(i)(F) of Regulation A. Please revise your offering structure and related disclosure throughout the offering statement for consistency with Rule 251(d)(3), or provide us with an analysis as to how your contemplated offering structure is appropriate under Rule 251(d)(3) and, in particular, Rule 251(d)(3)(i)(F). In this regard, please also revise your disclosure to clarify that each time you add a new class of Common Bits to this offering, the offering statement must be re-qualified by the Commission before you can make offers and sales of such new class of Common Bits.

The Company does not intend for this offering to be a delayed offering. Rather, the inclusion of the language to offer “up to $50,000,000 of various classes” of securities was to inform investors that the Company would be making a series of offerings of various classes. In response to your comments, the disclosure has been amended to reflect the minimum and maximum raise amount for the specific class of Common Bits for which the Company describes as being available for investors. The cover page disclosure has also been amended to included in the body of the cover page that additional classes will be offered following amendment to the offering circular, which must be qualified by the Commission.

2. We note your disclosure that “[e]ach class of Common Bits in this offering will represent indirect ownership of the wholly-owned subsidiary that holds title to the specific Property.” Please revise to clarify, if true, that an investor will have no ownership interest in the wholly-owned subsidiary and that it also will have no direct or exclusive financial interest in the particular property subsidiary. Clarify the extent to which the Common Bits are intended to track the performance of a specific wholly-owned subsidiary that holds title to the specific Property.

The disclosure has been modified to focus on the economic rights provided to holders of each class of Common Bits rather than implying ownership of the underlying real estate asset.

3. You state that the Bit Designation provides for “special economic rights,” including the “right to receive distributions from the wholly-owned subsidiary that flow upwards to Building Bits Properties I, LLC.” Please revise to clarify that the Common Bits represent the right to receive distributions from the wholly-owned property subsidiary only if and when declared. Please also clarify the extent to which the Board retains complete discretion regarding when, if at all, distributions will be paid and that the company is under no obligation to make distributions. Briefly identify the circumstances in which you would be prohibited from making, or may elect not to make, distributions. Please also clarify if your board may change the distribution policy at any time without prior shareholder approval.

The disclosure has been amended to include terms contained in the operating agreement regarding the Manager’s discretion in regards to distributions to Common Bit holders, including the discretion granted to the Manager.

4. Disclosure on page 25, in the use of proceeds section, highlights the min/max nature of the offering. Please revise the cover page and plan of distribution section to similarly characterize the offering and disclose the minimum sales threshold. See Item 1(e) and Item 5 of Form 1-A.

The disclosure has been updated to identify the min/max nature of the offering for each class of Common Bit.

5. You state that Common Bits will be available for purchase through the BuildingBits Platform and investors will be able to post their Bits for sale on the Platform. Please tell us if the Platform engages in other activities, besides effecting the offer and sale of Common Bits. Please also tell us what exemption would apply for resales of the Common Bits in the secondary market.

The BuildingBits Platform serves as an information resource for investors to communicate regarding the securities they wish to buy or sell. The Platform does not effect the offer and sale of Bits, which would be conducted by Sageworks Capital, a registered broker-dealer. The Platform would not be involved in any other activities besides serving as a repository of disclosure information filed with the Securities and Exchange Commission and financial/business updates from Building Bits Properties I, LLC and each subsidiary. Each Bit Holder holding unrestricted securities would be able to utilize the exemption for the offer and sale of securities provided by Section 4(a)(1) of the Securities Act.

6. We note your disclosure on page 5 that you intend for investors to be able to sell their Bits through the BuildingBits Platform, which is owned by Building Bits Holdings, LLC. Please provide us with an analysis of how the BuildingBits Platform should not be considered an “exchange” under the criteria provided in Rule 3b-16 of the Exchange Act. Please also advise whether Building Bits Holdings intends to register the Platform as a national securities exchange under Section 6 of the Exchange Act, or seek an exemption from registration, such as through compliance with Regulation ATS.

We respectfully submit that the BuildingBits Platform has few, if any, of the characteristics of an “exchange.”

•	Prices posted are set by the Bitholders themselves; the Platform does not engage in any quote setting itself, nor does it set rules for those quotations.
•	As noted above, BuildingBits Platform would not effect transactions of securities.
•	Further, BuildingBits Platform would not hold itself out as a “marketplace” or “exchange” for securities. Instead, it would be an information resource for prospective buyers and sellers of securities who would then be able to interact through bids and asks.
•	BuildingBits Platform would not establish non-discretionary methods under which orders would interact. Prospective buyers and sellers would come to terms using the communication tools on the Platform. For example, in the event a seller wishes to sell 100 Class [TBD] Common Bits, and two buyers each express interest to purchase 60 Class [TBD] Common Bits, BuildingBits Platform would not have rules or processes in place by which each buyer receives 50 Class [TBD] Common Bits, or some other amount. Instead, the seller would be responsible for determining the allocation to each buyer.
•	Once buyers and sellers come to terms, orders would them be placed with Sageworks Capital for execution of the transaction.

As such, BuildingBits Platform does not intend to register as a national securities exchange or alternative trading system.

7. You state that Buildings Bits Holdings, LLC is not a member firm of FINRA. Please identify, on a supplemental basis, the services to be provided by Buildings Bits Holdings, LLC, including whether it will hold customer funds and securities, solicit investors, or negotiate or effect transactions. In addition, specify the fees Building Bits Holdings will receive in connection with its services. Please also tell us why you believe Building Bits Holdings does not need to register as a broker-dealer.

Building Bits Holdings, LLC is a holding entity for the operations of Building Bits Properties I, LLC and affiliated companies that are in the business of operating commercial real estate. As of the date of this offering circular, Building Bits Holdings, LLC will primarily receive revenue corresponding to the net profits of BuildingBits Asset Management, LLC. No fees will be received from the operation of the BuildingBits Platform.

In its currently planned operations, Building Bits Holdings, LLC does not intend to register as a broker-dealer.

•	Building Bits Holdings, LLC is not in the business of buying and selling securities for the account of others.
•	Building Bits Holdings, LLC will not hold customer funds, or negotiate or effect transactions.
•	Associated persons of Building Bits Properties I, LLC that are affiliated with Building Bits Holdings, LLC may engage in solicitation of investors in reliance on the safe harbor provided by Rule 3a4-1.

8. Please explain how broker-dealers participating in the offering will comply with Exchange Act Rule 15c2-4.

When investors subscribe to the offering of a particular class of Common Bits, they will be required to create and fund an account with Folio Investments, Inc. The funds transferred to that account will be earmarked for investment in the Company’s Common Bits. At the time that the Company meets its minimum investment requirement for any particular class of Common Bits selected by the investor, the funds will be transferred to the Company and Common Bits will be issued for the benefit of the investor and held in custody by Folio Investments, Inc., a registered broker-dealer. Should the Company not meet its minimum for any particular class of Common Bits, the funds contributed to the Folio Investments, Inc. account by the investor will no longer be earmarked and each investor may withdraw those funds or invest them as the investor so chooses.

9. Please provide us with your analysis regarding the applicability of Exchange Act Rule 15c2-11. Specifically, explain how you determined that the BuildingBits Platform is not a “quotation medium” as defined in Exchange Act Rule 15c2-11(e)(1). Alternatively, to the extent you determined that the BuildingBits Platform is a “quotation medium” under the rule, please explain how you will comply with Rule 15c2-11. To the extent you believe an exception to Rule 15c2-11 is available, please provide relevant analysis.

It is our view that Exchange Act Rule 15c2-11 is not applicable to the Company or BuildingBits Platform. Exchange Act Rule 15c2-11 makes it unlawful for a broker or dealer to publish any quotation for a security in any quotation medium unless the broker or dealer has certain current information regarding the issuer. Here, no quotations will be published by any broker or dealer, including by Sageworks. Rather, any bids or asking prices are published by individual investors trading for their own accounts. Building Bits Platforms does intend to make available to any buyer or seller historical information regarding consummated transactions.

10. The Plan of Distribution section states that the Common Bits are generally freely transferable by Bitholders “subject to any restrictions imposed by applicable securities laws or regulations” and that buyers and sellers may purchase and sell the Bits using the BuildingBits Platform. However, because this purchase and sales activity by the buyers and sellers using the BuildingBits Platform would be effected by Sageworks Capital, who will also participate in the continuous distribution of Bits, such purchases appear to be prohibited by Rule 101 of Regulation M. Please explain to us how you intend such activity to occur on the BuildingBits Platform consistent with the requirements of Regulation M.

It is the Company’s intention that no secondary transactions occur for any class of Common Bits that is currently being offered and sold by Building Bits Properties I, LLC. Secondary trading will only be permitted with respect to a class of Common Bits after the offering of that class of Common Bits has closed. The disclosure has been updated to that effect.

Cover Page

11. We note your disclosure on the cover page and page 2 that you will pay your Manager a management fee of 1% of the value of assets under management. We also note your disclosure on page 31 that you will pay the Manager an asset management fee equal to an annualized rate of up to 1.50% and a servicing / property management fee of up to 0.50%. Please revise to reconcile these disclosures.

The disclosure has been updated to reflect that the current management fee is equal to 1% of the value of assets under management with the ability for the manager to increase that fee to 1.50% under the terms of the Company’s operating agreement. The Company has decided to eliminate the property management fee.

Offering Summary, page 1

12. Please consider including an organizational chart to outline your corporate structure and illustrate the relationships of the various entities discussed throughout the filing.

The disclosure has been updated to include an organizational chart.

Risk Factors

We may utilize other sources of financing to acquire real estate assets …, page 4

13. You state that “[i]n the sole determination of the Manager, the Company may proceed to acquire a real estate asset using sources of financing other than investor funds in this offering.” The Plan of Distribution section provides a minimum offering amount that must be met in order to acquire the identified property. Please revise to reconcile your disclosure.

The disclosure has been updated to include a statement regarding the minimum offering amount.

If Building Bits Holdings, LLC were to enter bankruptcy proceedings, ,,, page 7

14. You state that if Building Bits Holdings LLC were to enter bankruptcy proceedings, the subscription proceeds held in a segregated account may be subject to the bankruptcy. The disclosure on page 15 provides that investor funds will be held by Folio Investments, Inc., a registered broker-dealer. To the extent such funds would held by Folio within the parameters of Exchange Act Rule 15c2-4, it is unclear how such funds would be subject to bankruptcy proceedings of Building Bits Holdings. Please revise to explain how funds held in escrow by Folio, for the benefit of investors, may become subject to bankruptcy proceedings of Building Bits Holdings.

This disclosure has been updated as the Commission is correct that investors funds would not be impacted by bankruptcy of Building Bits Holdings LLC.

Plan of Distribution and Selling Securityholders

Plan of Distribution, page 15

15. You state that the offering of each class of Bits will remain open until the earlier of (i) the date the particular class of Bit is fully subscribed, or (ii) the date the particular class of Bit is closed in the discretion of the Manager so long as we have received the minimum required investment for that class of Bit. We also note your disclosure on the cover page stating that the offering will be made on a best efforts continuous basis for “up to one year following the date of qualification by the Commission.” Please revise to ensure your plan of distribution disclosure is consistent and complies with Rule 10b-9, including providing for a prompt refund by a specified date if the minimum sales threshold is not met.

The disclosure has been updated to reflect the applicable time periods which the offering will be open and the termination of the earmarking of any funds contributed by prospective investors to their Folio Investments account.

16. Please clarify at what point an investor will be required to transmit funds in connection with an order to purchase Common Bits in the offering.

The disclosure has been amended to reflect that investors will be required to have sufficient funds available in their Folio Investments account at the time of their subscription for the Company’s Common Bits.

Transferability of our Common Bits, page 16

17. You state that the purchase and sale of your Bits may be done using the BuildingBits Platform “in which buyers and sellers may interact.” Please elaborate on how buyers and sellers will interact through the Platform.

The disclosure has been amended to provide more information regarding the functionality of the BuildingBits Platform and the method by which buyers and sellers may interact.

Description of the Company’s Business, page 17

18. On page 1 you state that Building Bits Properties I, LLC will acquire each property and that each property will be owned by a wholly-owned subsidiary. Please clarify if the leverage relating to each property will be owned at the parent or subsidiary level. Tell us what consideration you gave to providing disclosure addressing whether Common Bit holders of one series may be subject to the business risks of a different series through the company’s planned use of leverage, as a result of pooling of funds at the Building Bits Properties I level, or otherwise. Please also clarify how you will allocate common costs, such as general and administrative costs, among the property subsidiaries, if at all.

The disclosure has been amended to make clear that debt will be held by each Property LLC and not the Company. Additionally, a statement regarding common expenses has been included.

Our Company, page 17

19. We note your disclosure that “should we dispose of an asset covered by the Bit Designation, we will redeem those Bits from investors.” Please expand your disclosure to describe the material terms of such redemption.

The terms of the Bit Designation has been modified to provide for an automatic distribution of the Bitholder’s pro rata interest in the net proceeds of the disposition of the asset, withdrawal of Bitholders, and cessation of the Class of Bits. The disclosure has been amended accordingly to identify the material terms of that contractual operation.

Property Description and Use of Proceeds

Property Overview, page 18

20. We note that distributions on each class of Common Bits appear to be dependent solely on the profits and losses of the subsidiary that holds title to the property corresponding to each class of Common Bits. As such, detailed operating data with respect to the specific property corresponding to each class of Common Bits is material to an investor’s understanding of the securities being offered. Please tell us what consideration you gave to providing the following disclosure regarding the Beaverton property:

•	The nature of the principal business of the tenants;
•	The principal provisions of the leases between the tenants, including annual rental and renewal options;
•	Any material intended improvements or capital expenditures related to the property;
•	Risks associated with the property; and
•	Any procedures you undertook to assess tenant creditworthiness and how you intend to monitor your tenants’ creditworthiness on an ongoing basis.

The disclosure has been amended to include additional discussion covering the above noted items.

21. Please disclose in your offering circular whether and, if so, how you intend to ensure the availability of the Beaverton property pending your receipt of sufficient funds to complete the acquisition. To the extent you have a right to acquire the Beaverton property, please file the related agreement as an exhibit. Please also revise your plan of distribution discussion to explain what you would do with investor funds if the minimum sales threshold is met, but you are unable to acquire the Beaverton property.

The disclosure has been amended to reflect the process by which the Company will ensure the availability of the Beaverton Property.

22. Please advise us how you calculated the 2017 Projected Cap Rate of 8.1% for the Beaverton property and expand your disclosure to explain the methodology and any key assumptions used in your calculation. Refer to Instruction (b) to Part II of Form 1-A.

The disclosure has been amended to include the description for determining the Projected Cap Rate.

Financial Summary, page 21

23. Please revise to clarify, if true, that the figure for 2016 expenses does not include any financing cost.

The disclosure has been amended to reflect this fact.

Use of Proceeds, page 25

24. Please clarify for us whether the amount deducted for offering expenses is inclusive of the underwriting discounts and commissions reflected on the cover page of your filing. Additionally, please explain to us why you have not deducted the investment fee disclosed on page 32 from gross offering proceeds to arrive at the amount available for investment.

The disclosure has been amended to make terminology consistent such that investors are informed that 2% of the proceeds will be commission paid to the broker. This is the same investment fee disclosure on page 32.

Management

Compensation of Executive Officers, page 29

25. We note your disclosure that “from [the management fee], each executive officer, employee, or agent or our Manager will be compensated.” Please clarify whether any portion of the management fees that you will pay to the Manager will be allocated to personnel costs of the Manager, including payment of compensation to the executive officers of Building Bits Holdings, LLC.

The disclosure has been amended to provide additional detail regarding the method by which management and employees will be compensated by the Manager of the Company and by Building Bits Holdings, LLC.

Term and Removal of the Manager, page 29

26. We note your disclosure on page 29 that the Bitholders may remove the Manager only for “cause.” We also note the limitation on voting rights contained in Section 5 of Exhibit 2.3, which designates the special economic rights of the Class [TBD] Common Bits. Section 5 provides that holders of Class [TBD] Common Bits have no right to vote on removal of the Manager. Please add risk factor disclosure to discuss the difficulty of terminating your relationship with the Manager, even for poor performance, or the inability of Class [TBD] holders to terminate the Manager at all. Please also clarify whether there are any termination fees related to removal of the Manager.

The risk factors disclosure has been amended to reflect the absence of right to vote on the removal of the Company’s Manager. Additionally, the disclosure has been amended to reflect that there are no termination fees.

Compensation of Our Manager and Affiliated, page 31

27. It is unclear if the investment related fees described on page 32 will be paid for by the company. Please revise to clarify if, for example, the secondary trading fee and investment exit fee will be paid by stockholders executing transactions through your affiliated broker-dealer.

The disclosure has been amended to identified that the Investment Related Fees are paid by the Investors.

Management’s Discussion and Analysis, page 35

28. Please disclose if you have any commitments for financing, should you raise less than the maximum amount in the offering. Please also highlight the material terms of any such financing.

The Company has not received any commitments for financing. Should it receive any commitments, it will update the disclosure to reflect that fact along with material terms of such financing.

Prior Performance Summary, page 37

29. We note that you have not described any prior real estate programs in this section. Please consider removing references to prior programs sponsored by Building Bits Holdings, LLC and its affiliates.

The disclosure has been updated to remove any references to prior programs sponsored by Building Bits Holdings, LLC. Instead, the section has been modified to reflect that it will be repository for information on the performance of previously issued classes of Common Bits, when such information is appropriate.

Securities Being Offered, page 38

30. You state that distributions will be paid out of “the available cash of the company,” and go on to define available cash as “determined by the revenues received by Property LLC, minus all expenses and fees and amounts saved by Property LLC for contingencies.” Please revise to clarify whether the determinations and calculations underlying the available cash for each class of Bits will be subject to auditor review. To the extent this information will not be audited, it appears your risk factor discussion should be revised to describe the resulting risk to investors.

The disclosure has been amended to reflect that the Company will undertake annual audits of each Property LLC. As part of these audits, the Company intends to reconcile the distribution amounts to investors.

31. Please describe any liquidation rights or redemption provisions applicable to the Common Bits. See Item 14(a)(1) of Form 1-A. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules to any redemption of Common Bits, including any redemption plan that you may establish. To the extent you have questions as to whether your redemption provisions comply with Regulation 14E, you may contact the Division’s Office of Mergers and Acquisitions at 202-551- 3440.

The Company has amended the terms of the Class [TBD] Common Bits in its Bit Designation that is part of the Company’s operating agreement. In this way, by operation of contract, Bitholders will withdraw as members of the Company and the Class [TBD] Bits will cease to exist upon a liquidation of the Property LLC or sale of the underlying real estate asset. This action will occur at the same time as investors receive a cash distribution payment equal to their pro rata share of the net proceeds of the liquidation or sale received by the Company after deduction of the disposition fee. The disclosure has been updated to reflect this amendment.

Financial Statements, page 48

32. We note you intend to acquire a property for $2.7 million in Beaverton, Oregon. Please tell us how you applied the guidance in Rules 8-04 and 8-06 of Regulation S-X in assessing the need for financial statements of the identified property. Additionally, tell us whether you believe the property meets the definition of a predecessor as defined by Regulation C Rule 405.

The Company agrees that financial statements will be required for any identified property. When financial statements are provided, the Company intends to apply the guidance in Rules 8-04 and 8-06 of Regulation S-X in regards to the types of financial statements required. The Company is also aware that when taking over property that constitutes the major portion of the business and assets of the acquired party and a major portion of the Company’s business and assets, the property meets the definition of a predecessor as defined by Regulation C Rule 405. The Company understands that in this instance, it is most likely that the predecessor definition applies and intends to provide financial statements accordingly.

33. Please tell us how you intend to provide financial information for future property acquisitions to potential investors. Your response should address:

•	The role that significance of the acquisition plays, relative to your existing portfolio, in determining the type of information that you will provide to investors.
•	The type of information you intend to provide.
•	The timeframe in which you expect to provide such information.

Any new property acquisition will be presented to investors following the entering into of a listing agreement with the property seller and qualification of the disclosure with the Commission through an amendment to the offering circular. The type of information provided will be substantially similar to the information being provided for the Beaverton Property. The Company intends to provide the guidance in Rules 8-04 and 8-06 of Regulation S-X in assessing the need and content of the provided financial statements.

34. Please tell us how you intend to provide periodic property level financial information to investors. Your response should address:

•	The type of information you intend to provide.
•	The manner in which the information will be provided.
•	The frequency with which you expect to provide such information.

The disclosure has been amended to include that ongoing performance information regarding the property will be made available through the BuildingBits Platform. The information will be provided no less than monthly and include unaudited income statements and profit and loss statements.

Part III – Exhibits

35. On page 16 you note your intent to use advertising, sales, and other promotional materials in connection with this offering. Please file any test the waters material as an exhibit to your offering statement.

As testing the waters materials are prepared and put to use, the Company will file such materials. To date, no testing the waters materials have been used.

Exhibit 4.1

36. We note Section 4(c) of your subscription agreement in which the subscriber represents that it “understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.” We further note Section 4(f) of your subscription agreement in which the subscriber represents that it “understands that the Company is subject to all the risks that apply to early-stage companies.” Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

The Company has amended the representation in Section 4(c) to limit the investors representation to that of reviewing the risk factors contained in the Offering Circular. The Company has decided to remove the identified investor representations from Section 4(f) of its subscription agreement.

Signatures

37. Please revise your signature page to include the signature of your principal accounting officer. To the extent an already signing individual will sign in the capacity of principal accounting officer, please add principal accounting officer to the list of capacities in which the person is signing. Refer to Rule 252 of Regulation A and Instruction 1 to Signatures on Form 1-A.

The signature page has been updated to reflect a signatory in the capacity of principal accounting officer.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

411 NW Park Avenue, Suite 402

Portland, OR 97209